



04002525

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
39086

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/03_____ AND ENDING _____12/31/03_____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Compulife Investor Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 First Street South   Suite 300
_____
(No. and Street)

St. Cloud   **MN**   **56301**
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Schmitz   320-656-4309
_____
                                              (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst and Young LLP
_____
                      (Name – of individual, state last, first, middle name)

600 Peachtree Street Ste 2800   Atlanta   GA   30308
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 2 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, _____Randall L. Ciccati_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of _____Compulife Investor Services, Inc._____, as of _____12/31/03_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

JULIE ANNE PREUSSER
Notary Public
Minnesota
No. 20411045
My Commission Expires January 31, 2008

_____
Notary Public

_____
Signature

President - CEO
_____
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENT
Compulife Investor Services, Inc.
December 31, 2003
with Report of Independent Auditors

COMPULIFE INVESTOR SERVICES, INC.
Audited Financial Statement
December 31, 2003
Contents



Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

■ Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Stockholder and Board of Directors
Compulife Investor Services, Inc.

We have audited the accompanying statement of financial condition of Compulife Investor Services, Inc. (a wholly owned subsidiary of PrimeVest Financial Services, Inc., which is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Compulife Investor Services, Inc. at December 31, 2003 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Atlanta, Georgia
February 16, 2004

Assets

Cash and cash equivalents	$210,232
Due from affiliates, including $9,486 under tax allocation agreement	53,499
Deferred income tax asset	125,739
Other assets	2,116
Total assets	$ 391,586

Liabilities and stockholder's equity

Liabilities:

Accounts payable and other accrued expenses	$	7,169
Due to affiliates		200
Total liabilities		7,369

Stockholder's equity:

Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	1,044,907
Accumulated deficit	(661,690)
Total stockholder's equity	384,217
Total liabilities and stockholder's equity	$ 391,586

The accompanying notes are an integral part of these financial statements.

1.   **Nature of Business and Ownership**

Compulife Investor Services, Inc. (the "Company") is a broker-dealer and investment advisor registered under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of PrimeVest Financial Services, Inc. (the "Parent"). The Parent is a wholly owned subsidiary of Lion Connecticut Holdings, Inc. ("LCH"), which is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is a wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands.

The Company is a fully disclosed broker-dealer and clears all securities transactions through the Parent. The Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2.   **Summary of Significant Accounting Policies**

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with the Parent. The Company holds no customer funds or securities. The Parent provides services for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the Parent may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2003 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

3.   **Income Taxes**

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. The Company did not have any deferred tax liabilities at December 31, 2003. Significant components of the Company's deferred tax assets at December 31, 2003 are as follows:

Deferred tax assets:	
Amortization	$ 124,245
Depreciation	1,494
Total deferred tax asset	$ 125,739

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

4.   Related Party Transactions

The Parent performs certain administrative functions, including the payment of expenses and collection of cash, for the Company at no charge. Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be indicative of what would have been reported if the Company had operated independently.

5.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2003, the Company had net capital of $154,802, which was $104,802 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003 was .05 to 1.